

Jardines





05006134

5 9005

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

16th February 2005



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of the 2004 Preliminary Announcement of Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

news release MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955



Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

16th February 2005
For immediate release

The following announcement was today issued to the London Stock Exchange.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2004 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Recovery in profits led by Hong Kong hotels
- Development strategy gathering momentum
- Hong Kong flagship to be refurbished in 2006/07

"Increased activity in both the corporate and leisure travel segments is expected to continue and should have a positive effect on average room rates. As the Group's new hotels mature, Mandarin Oriental is well positioned to benefit from this growing demand and from the more balanced geographic spread of its portfolio."

Simon Keswick, *Chairman*
16th February 2005

Results

	Year ended 31st December		
	2004 US$m	Restated 2003 US$m	Change %
Combined total revenue of hotels under management	**667.3**	541.2	+23
Profit before interest, tax, depreciation and amortization[(1)]	**99.0**	68.8	+44
Profit before interest and tax[(2)]	**56.0**	29.0	+93
Profit attributable to shareholders	**27.8**	3.5	+694
Funds from operations[(3)]	**39.9**	12.6	+217
	US¢	US¢	%
Earnings per share	**3.26**	0.41	+695
Funds from operations per share[(3)]	**4.68**	1.48	+216
Dividends per share	**1.00**	-	n/a
	US$	US$	%
Net asset value per share	**0.81**	0.71	+14
Net asset value per share with leasehold properties at valuation[(4)]	**1.38**	1.15	+20

(1) Profit before interest, tax, depreciation and amortization excludes the impact of property revaluations.
(2) Profit before interest and tax includes the impact of property revaluations.
(3) Funds from operations ('FFO') figures have been presented to provide additional information to investors to facilitate comparison with other hotel companies, including those in Hong Kong, with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.
(4) The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied land to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore, the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

The final dividend of US¢1.00 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 4th May 2005, to shareholders on the register of members at the close of business on 18th March 2005. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive.

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MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2004

OVERVIEW

A sustained recovery in global travel benefited most of the Group's hotels in 2004. At the same time, Mandarin Oriental's growth strategy gathered momentum with several developments announced and a number under negotiation.

PERFORMANCE

In Hong Kong, London, New York and Bangkok, improvements over 2003 were achieved as higher occupancy levels led to better revenues and profit margins. The Group's new hotels in New York and Washington D.C. have been well received, although it is expected that they will take two to three years to realize their full potential.

Earnings before interest, tax, depreciation and amortization for 2004 ('EBITDA') were US$99 million after some US$11 million pre-opening costs and initial operating losses in Washington D.C. This compares with EBITDA of US$69 million in 2003, which included a US$16 million business interruption insurance claim offset by some US$8 million pre-opening costs and initial operating losses.

In addition, the 2004 profit and loss account benefited from a US$10 million partial writeback of an impairment against the Group's interest in its Kuala Lumpur hotel. Although the Group continued to enjoy a low interest rate environment, net financing charges and depreciation expenses increased in 2004 due to the opening of the New York and Washington D.C. properties.

Profit attributable to shareholders in 2004 increased to US$28 million, compared with US$3 million in the previous year, and earnings per share for the period were US¢3.26, compared with US¢0.41 per share in 2003 as restated. Funds from operations, being profit attributable to shareholders excluding depreciation on hotel buildings, were US$40 million in 2004, compared with US$13 million in 2003.

The Directors are recommending a dividend of US¢1.00 per share. No dividend was paid in 2003.

Following an independent valuation of the Group's hotel properties undertaken at the end of the year, the net asset value per share with leasehold properties at valuation was US$1.38, compared with US$1.15 at 31st December 2003.

DEVELOPMENTS

The Group's development strategy is gathering momentum with four new hotels announced in 2004. In June, the Group assumed the management of Hotel Royal Monceau in Paris, which is being renovated. Mandarin Oriental Dhara Dhevi, Chiang Mai in northern Thailand opened in mid-December, and a second resort will open in early 2006 on the Riviera Maya in Mexico. In December, the Group announced that it will manage a 98-room hotel to be opened in Prague in the first half of 2006.

The Group's new hotel development at The Landmark in Hong Kong will open in the third quarter of 2005. Construction of Mandarin Oriental, Tokyo is ahead of schedule and the hotel is now expected to open in late 2005. Work has also begun on Mandarin Oriental, Boston, which is expected to be completed in the second half of 2007.

The Group's 50%-owned hotel in Singapore partially reopened in December 2004 following a renovation, which will be complete in March 2005. The Group also announced a US$110 million renovation programme for its flagship hotel, Mandarin Oriental, Hong Kong to be carried out in two phases over a twenty month period commencing at the end of 2005.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "Increased activity in both the corporate and leisure travel segments is expected to continue and should have a positive effect on average room rates. As the Group's new hotels mature, Mandarin Oriental is well positioned to benefit from this growing demand and from the more balanced geographic spread of its portfolio."

GROUP CHIEF EXECUTIVE'S REVIEW

OVERVIEW

Progress was made in 2004 towards achieving Mandarin Oriental's objective of operating 10,000 rooms in key global destinations. During the year, we fully opened our latest flagship properties in New York and in Washington D.C., as well as announcing four new management contracts for hotels in Paris, Prague, Chiang Mai in Thailand and Riviera Maya in Mexico. With 21 hotels in operation and a further five hotels under development, the Group today comprises a portfolio of almost 8,000 rooms with a wide geographic diversification.

Overall, the Group experienced a rebound in results in 2004 as occupancy levels recovered in most markets following a revival in corporate and leisure travel. In most cases, the hotels enhanced or maintained their strong competitive positions in their local market places.

PERFORMANCE IN 2004

Set out below is a review of the performance of the Group in 2004, with reference to the following strategic objectives:

- Consolidating our position as one of the best global luxury hotel groups
- Improving our competitive position
- Increasing the number of rooms under operation to 10,000
- Investing in the brand
- Ensuring a strong cash flow and balance sheet

(1) Consolidating our position as one of the best global luxury hotel groups

Mandarin Oriental is enjoying greater global recognition as we work to deliver, in each of our properties, excellent service and a high standard of luxury, enhanced by our unique oriental characteristics. Our guests are responding well to the continued introduction of innovative products and services. In particular, we have invested in two pillars of our brand – spas and creative dining experiences, both of which benefit from a natural affiliation with our oriental roots. In 2004, these areas of expertise provided the Group with an array of awards from respected publications and associations around the world, as well as achieving noteworthy media coverage. The Spa at Mandarin Oriental Hyde Park,

London was voted the best spa in the United Kingdom by readers of *Condé Nast Traveller, UK*, and The Oriental Spa in Bangkok won the award for 'Best Urban-Hideaway Spa' in *Luxury Spa Finder, US.* There is also increasing recognition of the Group's excellence in dining, with *Condé Nast Traveler, US* placing Mandarin Oriental in first place in the 'Dining and Restaurants' category of their annual 'Business Travel Awards'.

(2) Improving our competitive position

We remain committed to exceeding the expectations of our guests and delighting them with our ability to anticipate and fulfil their wishes. This remains an essential component of improving our competitive position as a global luxury hotel group.

With most markets recovering in 2004, each of the Group's operating hotels concentrated on maintaining or enhancing its competitive position. As revenue levels increased, management focus has been on ensuring that a high percentage of the incremental revenues is retained as profit. The year saw increases in revenue per available room ('RevPAR') across all regions, excluding new hotels, with Europe up 13% over 2003, The Americas up 14% over 2003, and Asia up 33% over 2003 and 16% over 2002. As a result, gross operating margins across the Group have improved significantly from 2003.

The highlights of each region are as follows:

Asia

Hong Kong led the region with a rebound in travel, in particular from the corporate and short haul leisure markets. As a result, Mandarin Oriental, Hong Kong achieved an occupancy of 80% compared with 53% in 2003 and 69% in 2002. Average room rates increased by 9% as the hotel was able to benefit from periods of high demand. Food and beverage revenues also rose with increased occupancy and improved local market sentiment. The Group announced recently a US$110 million renovation programme for Mandarin Oriental, Hong Kong, designed to ensure its position as one of the world's legendary hotels. This will be carried out in two phases over a twenty-month period from the end of December 2005.

At The Excelsior, occupancy climbed to 89% from 67% in 2003 and 84% in 2002. A 17% increase in the average room rate was achieved with strong demand from all market segments. The hotel benefited from strong visitor arrivals from the Chinese mainland, which now account for 20% of the hotel's room nights sold. The Excelsior's food and beverage operations were also up 17% above 2003 levels.

In Macau, occupancy grew from 59% to 77% as the territory also experienced strong demand from the Chinese mainland and benefited from the prosperity arising from developments in the casino sector. At the end of the year, the hotel's retail space was expanded significantly to feature additional luxury brands, making it the leading high-end retail centre in Macau.

Mandarin Oriental, Manila showed some improvement in occupancy but the overall market remains lacklustre. With limited international visitors, demand is dependent on the local market, which is very rate sensitive. Mandarin Oriental, Jakarta maintained its occupancy despite the continued oversupply of hotel rooms in the city. In Singapore, The Oriental was closed from mid-August to the beginning of December for a renovation programme covering both rooms and public areas. Following full completion of the renovation in March 2005, the hotel will be repositioned among the top luxury hotels in the market.

In Bangkok, The Oriental's occupancy, at 66%, returned to 2002 levels and the hotel was able to achieve a small increase in average room rates. Following an extensive renovation programme over the past few years, The Oriental remains the leading hotel in Bangkok. Similarly in Kuala Lumpur, the Group's hotel continued to outperform the market, with a significant lead in RevPAR which grew 19% over 2003.

Europe

In London, Mandarin Oriental Hyde Park further consolidated its position among the city's leading hotels. Occupancy increased from 73% to 77%, while the average rate, at US$628, improved 5% in local currency terms compared with 2003. Mandarin Oriental, Munich remains the leading hotel in the city, with a slight improvement in its occupancy

from 81% to 82% and a marginal increase in the average rate. The hotel in Geneva, along with the market in general, continued to suffer from declining corporate demand compounded by significantly reduced levels of business from the important Middle-eastern markets.

The Americas

Recognition for the brand in North America increased markedly in 2004 following strong media exposure for our new hotels in New York and Washington D.C. The overall result was, however, adversely affected by start-up costs and initial operating losses in Washington D.C. Nevertheless, the hotel has been well received by the local community, and since October has achieved occupancy of 51% at an average rate of US$278.

In New York, a general increase in demand from both the corporate and leisure markets enabled The Mark to show some recovery in occupancy at 71% compared to 63% in 2003. Across Central Park, Mandarin Oriental, New York continued to build market share and is rapidly establishing itself as the leading hotel in the city. Overall occupancy, at 55%, reflected the slow start to the year following the hotel's opening in late November 2003 when the Time Warner Center was still under development. The complex was completed in October 2004, with the opening of *Jazz at Lincoln Center*, and has been well received by both the local community and visitors to the city. Since October, the hotel has achieved 72% occupancy at an average rate of US$690. Sales of *The Residences at Mandarin Oriental* have also been strong, and the Group has benefited from associated branding fees.

In Hawaii, Kahala Mandarin Oriental performed well with RevPAR growing by 17% based on strong leisure demand. Similarly, Mandarin Oriental, Miami consolidated its position as the leading luxury leisure hotel in the market while also attracting high-end corporate demand. RevPAR grew by 20% as occupancy increased to 65%. The market in San Francisco showed some recovery although occupancy and average room rates remain well below 2000 levels. The resort hotel in Bermuda was negatively impacted by a major renovation programme which included the addition of a new spa.

(3) Increasing the number of rooms under operation to 10,000

We have moved steadily towards our target of at least 10,000 rooms in major cities and resort destinations around the world. With over 7,000 rooms currently in operation and a further 700 rooms under development, we are confident of reaching our goal within the next three to five years.

Most of our recently announced developments are management contracts, requiring limited capital from the Group. This is a clear indication of the growing strength of our brand and bodes well for our ability to attract further management contracts. The Group continues to assess potential new projects in locations around the world with a focus on major international city centres as well as resorts in leisure destinations.

Three new properties were added to our portfolio as operating hotels in 2004:

- In March, the Group opened the 80%-owned Mandarin Oriental, Washington D.C., with 400 rooms and featuring a unique waterfront setting.
- In June, the Group began to manage the prestigious 180-room Hotel Royal Monceau in Paris, which is currently undergoing a thorough refurbishment.
- In December, the Group's first 'hideaway' resort partially opened in Chiang Mai in northern Thailand. A managed property, the luxurious resort will feature 144 large villas and suites together with a spa set in 35 hectares of landscaping, when it fully opens in late 2005.

Progress continues on the construction of a number of new luxury hotels:

- The Landmark Mandarin Oriental, Hong Kong, a 113-room managed hotel, is due to open in the third quarter of 2005.
- Mandarin Oriental, Tokyo, a 179-room hotel which the Group will operate under a long term lease, has made good progress and should now open ahead of schedule in late 2005.
- A second managed 'hideaway' resort, Mandarin Oriental Riviera Maya, Mexico is scheduled to open in early 2006 and will feature 128 villas on the secluded Riviera Maya coastline, south of Cancun.

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- A 98-room hotel opening in the first half of 2006 is under development in the heart of the historic centre of Prague in the Czech Republic, which Mandarin Oriental will operate under a management contract.
- Mandarin Oriental, Boston, a 149-room managed hotel which will be housed within a mixed use complex in the heart of the city, is on schedule to open in the second half of 2007.

(4) Investing in the brand

Increased recognition for the Mandarin Oriental brand has enhanced our ability to take advantage of new development opportunities. The Group is investing heavily in its core competencies, with particular emphasis on Mandarin Oriental's growing expertise in the areas which define its own style of luxury. We continue to raise the level of our proficiency in hotel design, spa operations, and food and beverage development. Similarly, we have taken advantage of the latest developments in guest-orientated technology including in-room entertainment systems. Brand support is also particularly strong in marketing, sales and communications. Our 12,000 colleagues around the world remain our greatest asset, and their training and development is essential to our future success.

The underlying investment made in developing our core competencies over the past five years has begun to pay off, with increased management fees exceeding corporate overheads by some US$5 million in 2004. With a strong platform in place, we are well positioned to provide support to the hotels under development in the coming five years.

(5) Ensuring a strong cash flow and balance sheet

The Group has achieved a more balanced geographic spread of its portfolio, following the success of our development strategy in the past six years. In 1998, 76% of the Group's total revenue came from Asia, in particular from the Hong Kong properties. In 2004, Asia represented 45% of our total revenue, with Europe making up 16% and The Americas 39%. The recovery of property values in several of our markets also contributed to a strengthening of the Group's balance sheet.

In 2004, the Group's cash flow was US$19 million before financing activities, including investments of US$30 million. This compares with a negative cash flow of US$56 million in 2003, which included the Group's funding in New York and Washington D.C. The Group continued to benefit from a low interest rate environment and its balance sheet remains sound. Debt was re-financed during 2004 at competitive pricing, maintaining the average tenor of our available facilities at around five years.

In January 2005, Mandarin Oriental exercised a put option to require its partner in the Kahala Mandarin Oriental hotel in Hawaii to purchase the Group's 40% interest in the partnership. The put option had been granted to the Group in 1995 to ensure a satisfactory return on its investment, and was only available for exercise between 1st January and 1st March 2005. Under the terms of the agreement, the consideration for the sale is calculated at US$94 million, which includes the repayment of a US$10 million partnership debt owed to Mandarin Oriental. The post-tax gain on the disposal of some US$36 million would only be recognized at such time as satisfactory completion is achieved. If completion is not achieved, there is a variety of possible outcomes and it is too early to foresee the final result.

THE FUTURE

The recovery in international travel in 2004 had a positive impact on our earnings and the continuation of this trend in 2005 should be helped by limited new supply of luxury hotels in most markets. Our results should further benefit from the Group's significant ownership interests in a number of key properties combined with increasing management opportunities. These are promising times in the development of Mandarin Oriental, and we are well on our way to achieving our goal of becoming one of the best global luxury hotel groups.

Edouard Ettedgui
Group Chief Executive
16th February 2005

Mandarin Oriental International Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Revenue *(note 2)*	**336.8**	218.1
Cost of sales	**(224.7)**	(150.1)
Gross profit	**112.1**	68.0
Selling and distribution costs	**(22.4)**	(16.2)
Administration expenses	**(46.3)**	(38.0)
Other operating income *(note 3)*	**-**	16.0
Operating profit *(note 3)*	**43.4**	29.8
Net financing charges	**(27.5)**	(23.8)
Share of results of associates and joint ventures excluding writeback of impairment of an associate	**3.0**	(0.8)
Writeback of impairment of an associate	**9.6**	-
Share of results of associates and joint ventures *(note 4)*	**12.6**	(0.8)
Profit before tax	**28.5**	5.2
Tax *(note 5)*	**(5.6)**	(2.8)
Profit after tax	**22.9**	2.4
Profit attributable to shareholders	**27.8**	3.5
Loss attributable to minority interests	**(4.9)**	(1.1)
	22.9	2.4

	US¢	US¢
Earnings per share *(note 6)*		
- basic and diluted	**3.26**	0.41

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Mandarin Oriental International Limited
Consolidated Balance Sheet
at 31st December 2004

	2004 US$m	Restated 2003 US$m
Net assets		
Goodwill	**21.0**	18.0
Tangible assets *(note 7)*	**752.1**	687.1
Leasehold land payments	**192.8**	193.4
Associates and joint ventures	**255.5**	240.2
Other investments	**6.4**	18.2
Pension assets	**22.9**	19.2
Deferred tax assets	**9.5**	6.4
Non-current assets	**1,260.2**	1,182.5
Stocks	**2.9**	2.1
Debtors and prepayments	**57.9**	44.9
Cash at bank	**65.7**	66.1
Current assets	**126.5**	113.1
Creditors and accruals	**(65.1)**	(63.2)
Current borrowings *(note 8)*	**(85.7)**	(7.3)
Current tax liabilities	**(8.0)**	(6.8)
Current liabilities	**(158.8)**	(77.3)
Net current (liabilities)/assets	**(32.3)**	35.8
Long-term borrowings *(note 8)*	**(497.1)**	(584.9)
Deferred tax liabilities	**(22.3)**	(10.2)
Pension liabilities	**(1.7)**	(1.7)
Other non-current liabilities	**(6.0)**	(4.1)
	700.8	617.4
Total equity		
Share capital	**42.6**	42.6
Share premium	**89.0**	88.7
Revenue and other reserves	**559.1**	473.0
Shareholders' funds	**690.7**	604.3
Minority interests	**10.1**	13.1
	700.8	617.4

Mandarin Oriental International Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Surplus on revaluation of properties	**51.1**	2.0
Actuarial gains on defined benefit pension plans	**4.4**	14.0
Net exchange translation differences	**21.1**	25.4
(Loss)/Gain on financial assets	**(1.3)**	0.1
(Loss)/Gain on cash flow hedges	**(1.9)**	1.5
Tax on items taken directly to equity	**(18.2)**	(2.4)
Net income recognized directly in equity	**55.2**	40.6
Profit for the year	**22.9**	2.4
Total recognized income and expense for the year	**78.1**	43.0
Attributable to:		
Shareholders of the Company	**83.1**	43.8
Minority interests	**(5.0)**	(0.8)
	78.1	43.0
Effect of changes in accounting policy:		
Shareholders of the Company		11.6
Minority interests		-
		11.6

Mandarin Oriental International Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Operating activities		
Operating profit	**43.4**	29.8
Depreciation	**30.7**	21.6
Amortization of leasehold land payments	**0.6**	0.4
Amortization of goodwill	**-**	1.3
Non-cash items	**0.4**	0.6
(Decrease)/Increase in working capital	**(1.8)**	1.6
Provision for guarantee paid	**-**	(4.6)
Interest received	**0.6**	0.7
Interest and other financing charges paid	**(27.4)**	(24.2)
Tax paid	**(8.0)**	(4.3)
	38.5	22.9
Dividends and interest from associates and joint ventures	**8.6**	5.4
Cash flows from operating activities	**47.1**	28.3
Investing activities		
Purchase of tangible assets	**(41.2)**	(79.1)
Tax increment financing *(note 9)*	**-**	3.6
Purchase of a subsidiary *(note 10)*	**-**	(22.6)
Investments in and loans to associates and joint ventures	**(5.7)**	(3.7)
Loan to other investments	**-**	(1.4)
Increase in other investments	**(1.4)**	(0.8)
Purchase of minority interests	**(0.5)**	(0.3)
Leasehold land premium payments	**-**	-
Proceeds on disposal of other investments	**13.2**	12.7
Repayment of loan to associates and joint ventures	**7.2**	6.9
Cash flows from investing activities	**(28.4)**	(84.7)
Financing activities		
Issue of shares	**0.1**	-
Drawdown of borrowings	**28.6**	78.5
Repayment of borrowings	**(51.6)**	(23.2)
Dividends paid by the Company *(note 11)*	**-**	-
Capital contribution from minority interests	**2.2**	0.3
Cash flows from financing activities	**(20.7)**	55.6
Effect of exchange rate changes	**1.7**	1.0
Net (decrease)/increase in cash and cash equivalents	**(0.3)**	0.2
Cash and cash equivalents at 1st January	**66.0**	65.8
Cash and cash equivalents at 31st December	**65.7**	66.0

Mandarin Oriental International Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2004 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and interpretations adopted by the International Accounting Standards Board.

The accounting policies adopted are consistent with those of the previous financial year except that the Group has early adopted the following IFRS in 2004, in advance of their effective dates:

IFRS 2	Share-Based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-Current Assets Held for Sale and Discontinued Operations
IAS 19 (amended 2004)	Employee Benefits
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

With the exception of IFRS 2, IFRS 3, and IAS 19 (amended 2004), there are no accounting policies that affect profit and shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group early adopted the requirements of IFRS 2 Shared-Based Payment. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. In accordance with the transitional provisions, IFRS 2 has been applied to all grants after 7th November 2002 that had not vested on or before 31st December 2003. Subsequent to that date, the cost of share options is charged to the profit and loss account. The comparative figures for 2003 have been restated to reflect the change in policy.

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION (Continued)

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease to the carrying value of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening equity. From the year ended 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

In accordance with IAS 19 (amended 2004) Employee Benefits, the Group has changed its accounting policy for defined benefit pension plans to recognize actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the statement of recognized income and expense. Previously, actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognized in the consolidated profit and loss account over the average remaining service lives of employees. The comparative figures for 2003 have been restated to reflect the change in policy.

The impact of the above changes in accounting policies on the Group's financial statements is as follows:

	2004 **US$m**	2003 US$m
The adoption of IFRS 2 resulted in:		
Increase in administration expenses	**0.3**	0.2
Decrease in basic and diluted earnings per share (US¢)	**0.03**	0.02
The adoption of IFRS 3 resulted in:		
Decrease in administration expenses	**1.2**	-
Increase in total equity at 31st December	**3.9**	-
Increase in basic and diluted earnings per share (US¢)	**0.14**	-
The change in IAS 19 (amended 2004) resulted in:		
Increase/(Decrease) in administration expenses	**0.2**	(0.6)
Increase in total equity at 31st December	**8.0**	4.6
(Decrease)/Increase in basic and diluted earnings per share (US¢)	**(0.02)**	0.07

Other than described above, there have been no changes to the accounting policies described in the 2003 annual financial statements.

2. REVENUE

	2004 US$m	2003 US$m
By geographical area:		
Hong Kong & Macau	**143.9**	101.5
Southeast Asia	**28.9**	26.3
Europe	**100.6**	59.3
The Americas	**63.4**	31.0
	336.8	218.1

3. OPERATING PROFIT

	2004 US$m	2003 US$m
By geographical area:		
Hong Kong & Macau	**33.7**	21.4
Southeast Asia	**1.7**	(0.2)
Europe	**15.6**	9.4
The Americas	**(7.6)**	(0.8)
	43.4	29.8

The following items have been credited in arriving at operating profit:		
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**-**	16.0

4. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	2004 US$m	2003 US$m
By geographical area:		
Hong Kong & Macau	**2.6**	2.2
Southeast Asia	**15.6**	3.4
Europe	**-**	0.5
The Americas	**(5.6)**	(6.9)
	12.6	(0.8)

Results are shown after interest and tax; and crediting a US$9.6 million (2003: nil) partial writeback of an impairment previously made against the Group's interest in Mandarin Oriental, Kuala Lumpur.

5. TAX

	2004 US$m	2003 US$m
Current tax	**9.1**	4.4
Deferred tax	**(3.5)**	(1.6)
	5.6	2.8

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes a United Kingdom tax credit of US$1.9 million (2003: tax credit of US$1.0 million).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$27.8 million (2003: US$3.5 million) and on the weighted average number of 851.6 million (2003: 851.5 million) shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 854.1 million (2003: 851.5 milllion) shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2004	2003
Weighted average number of shares in issue	**851.6**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**2.5**	-
Weighted average number of shares for diluted earnings per share	**854.1**	851.5

The Directors consider funds from operations ('FFO') to be a supplemental measure of the Group's performance and believe this should be considered along with, but not as an alternative to, profit attributable to shareholders as a measure of the operating performance.

FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

	2004		2003	
	US$m	**Per share US¢**	US$m	Per share US¢
Profit attributable to shareholders	**27.8**	**3.26**	3.5	0.41
Depreciation of buildings, net of deferred tax and minority interests	**12.1**	**1.42**	9.1	1.07
Funds from operations	**39.9**	**4.68**	12.6	1.48

7. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	2004 US$m	2003 US$m
Opening net book value		
-as previously reported	**687.1**	548.1
-effect of adopting IAS 16 (revised)	**-**	(35.8)
-as restated	**687.1**	512.3
Exchange rate adjustments	**28.4**	31.9
Acquisition of a subsidiary *(refer note 10)*	**-**	85.7
Additions	**32.0**	79.0
Disposals	**-**	(0.2)
Depreciation	**(30.7)**	(21.6)
Revaluation surplus	**35.3**	-
Closing net book value	**752.1**	687.1
Capital commitments	**140.4**	45.4

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2004 by independent professionally qualified valuers. Fair value is determined by using the income capitalization approach and having reference to market-based evidence, which is the amount for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction as at the valuation date. The Group's share of the resultant surplus has been dealt with in the profit and loss account to the extent of US$0.2 million (2003: nil); and in the capital reserves to the extent of US$23.1 million (2003: nil).

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$595.6 million (2003: US$591.2 million).

Tangible assets include a property of US$115.6 million (2003: US$102.8 million), which is stated net of tax increment financing of US$32.4 million (2003: US$33.0 million) *(refer note 9)*.

8. BORROWINGS

	2004 US$m	2003 US$m
Bank loans	**488.8**	500.1
6.75% convertible bonds	**75.3**	74.1
Other borrowings	**9.0**	8.3
Finance lease	**8.0**	8.0
Tax increment financing *(refer note 9)*	**1.7**	1.7
	582.8	592.2
Current		
-6.75% convertible bonds	**75.3**	-
-others	**10.4**	7.3
	85.7	7.3
Long-term	**497.1**	584.9
	582.8	592.2

Included in the current borrowings are 6.75% convertible bonds of US$75.3 million. The 6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at a conversion price of US$0.671 per ordinary share.

Unless previously converted, the convertible bonds will be redeemed on 23rd March 2005 at their principal amount together with accrued interest. In the event that the convertible bonds are not converted by the bondholders, the Group has put in place bank facilities of US$75 million for the purpose of refinancing the convertible bonds. These facilities have maturity dates in August 2011 and are interest bearing based on prevailing market interest rates.

9. TAX INCREMENT FINANCING

	2004 US$m	2003 US$m
Netted off against the net book value of property *(refer note 7)*	**32.4**	33.0
Loan *(refer note 8)*	**1.7**	1.7
	34.1	34.7

A development agreement was entered into by one of the Group's subsidiaries with the District of Columbia ('District'), pursuant to which the District agreed to provide certain funds to the subsidiary out of net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of Mandarin Oriental, Washington D.C.

The District agreed to contribute to the subsidiary US$33.0 million through the issuance of TIF Bonds in addition to US$1.7 million issued in the form of a loan, bearing simple interest at an annual rate of 6.0%. The US$1.7 million loan plus all accrued interest will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds has been treated as a government grant and netted off against the net book value in respect of the property *(refer note 7)*. The loan of US$1.7 million (2003: US$1.7 million) is included in long-term borrowings *(refer note 8)*.

10. PURCHASE OF A SUBSIDIARY

On 30th December 2003, the Group acquired a further 46.3% interest in Mandarin Oriental Hotel du Rhône, Geneva for a total consideration of US$26.4 million. Including the cash and cash equivalents in the acquired subsidiary of US$3.8 million, the net cash outflow arising on the acquisition was US$22.6 million. As a consequence, the Group's interest in the hotel increased to 92.6%, and the hotel has been accounted for as a subsidiary from this date.

11. DIVIDENDS

No interim dividend has been paid in respect of 2004. A final dividend of US¢1.00 per share has been proposed in respect of 2004. There were no dividends paid in respect of 2003.

The final dividend of US¢1.00 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 4th May 2005, to shareholders on the register of members at the close of business on 18th March 2005. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd April 2005. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 27th April 2005. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Edouard Ettedgui/John R Witt (852) 2895 9288
Jill Kluge/Sally de Souza (852) 2895 9167

GolinHarris
Kennes Young (852) 2501 7987

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2004 can be accessed through the Internet at 'www.mandarinoriental.com'.

NOTE TO EDITORS

Mandarin Oriental Hotel Group is an international hotel investment and management group operating 26 deluxe and first class hotels and resorts worldwide including five under development in Hong Kong, Tokyo, Mexico, Prague and Boston. The Group has equity interests in many of its properties and net assets of approximately US$1.2 billion at 31st December 2004. Mandarin Oriental now operates, or has under development, close to 8,000 rooms in 13 countries with 12 hotels in Asia, nine in The Americas and five in Europe.

Mandarin Oriental's aim is to be recognized as one of the best global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda and listed in London, Singapore and Bermuda. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.